WRITER'S DIRECT DIAL

                                      March 10, 2011

Securities And Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Beverly A. Singleton Staff Accountant
Re:	Eagle Bulk Shipping Inc. Form 8-K, Item 4.01 Filed March 2, 2011 File No. 1-33831

Dear Ms. Singleton:

On behalf of Eagle Bulk Shipping Inc. (the "Company"), we hereby submit the Company's response to your comment letter dated March 3, 2011 (the "Comment Letter").  The Comment Letter provided comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") to the Company's Current Report on Form 8-K filed on March 2, 2011 (the "Form 8-K"). The Company's responses to each of the Staff's comments in the Comment Letter are set forth below.

Item 4.01 Change in Registrant's Certifying Accountant

We note the dismissal of Ernst & Young LLP will occur following completion of their audit and your financial statements for the year ended December 31, 2010.

1.
As such, upon the filing of your December 31, 2010 Annual Report on Form 10-IC, please file an amendment to the Item 4.01 Form 8-K, in its entirety, disclosing that your auditor-client relationship with Ernst & Young LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the years ended December 31, 2009 and December 31, 2010 and whether there were any disagreements and reportable events during the years ended December 31, 2009 and December 31, 2010 and the subsequent period through the effective cessation date (i.e., dismissal date) of the client-auditor relationship with Ernst & Young LLP.

The Company advises the Staff that it filed its annual report for the period ended December 31, 2010 (the "2010 Annual Report") with the Commission on March 4, 2011. On March 8, 2011, the Company filed an amended Current Report on Form 8-K (the "Amended Form 8-K/A") disclosing each of the matters requested above.

Beverly A. Singleton
March 10, 2011

2.
The amendment should be filed within four days after filing your December 31, 2010 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Ernst & Young LLP indicating whether or not they agree with your revised disclosures.

The Company advises the Staff that the Amended Form 8-K/A was filed within four business days of the 2010 Annual Report and included an updated Exhibit 16 letter from Ernst & Young LLP.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

March 10, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Eagle Bulk Shipping Inc.

By:	/s/ Alan Ginsberg
Name:	Alan Ginsberg
Title:	Chief Financial Officer